Exhibit 99.3


[GRAPHIC OMITTED]

(CNPJ n(0)  42.157.511/0001-61)

                                  RELEVANT FACT

In compliance with Section 157, paragraph 4 of Law no 6,404/76 and CVM Regulation no 358/2002, issued by the Brazilian Securities & Exchange Commission, ARACRUZ CELULOSE S.A. (the "Company") announces that, in a meeting held on this date, its Board of Directors decided, pursuant to paragraph XIV of
Section 16 of the Company's By-laws and CVM Regulation no 10/80, to authorize the Company's Executive Board to trade shares issued by the Company, including those in the form of American Depositary Receipts - ADR's, under the following conditions:

          o PURPOSE: the purpose of the transaction is to maintain the shares in treasury, their subsequent sale and/or cancellation, without capital reduction;

          o NUMBER OF SHARES IN THE MARKET: pursuant to Section 5 of CVM Regulation no 10/80, there are 464,626,467 shares in the market:
               15,990,471 common shares, 285,536 preferred Class "A" shares and 448,350,460 prefered Class "B" shares, as recorded on May 30, 2005;

          o NUMBER OF SHARES TO BE TRADED: taking into account the number of shares in treasury and the number of shares in the market, the Company may purchase up to 15,000,000 preferred Class "B" shares, representing 3.35% of the preferred Class "B" shares in the market on this date, and later sell them, without the need of further approval from the Board of Directors;

          o TERM: up to 365 (three hundred and sixty five) days from this date;

          o BROKERS: the following brokers will act as intermediaries in the transactions referred to herein: Agora-Senior CTVM S.A, located at Rua Dias Ferreira, 190 - 6th floor - room 601, in the city and state of Rio de Janeiro; Safra CVC LTDA., located at Avenida Paulista, 2,100 - 18th e 19th floors, in the city and state of Sao Paulo; Votorantim CTVM LTDA, located at Avenida Roque Petroni Junior, 999 - 16th floor - CJTO B, in the city and state of Sao Paulo; Merrill Lynch S.A. CTVM, located at Avenida Brigadeiro Faria Lima, 3,400 - 16th floor - Parte A, in the city and state of Sao Paulo and Itau CV S.A., located at Avenida Doutor Hugo Beolchi, 900 - 15th floor, in the city and state of Sao Paulo.

The Executive Board has been fully authorized to perform any and every act deemed necessary to implement this decision. It shall be the Executive Board's responsibility to determine the occasions on which the transactions will be performed, as well as the number of shares to be traded , subject to the limits laid down in CVM Regulation no 10/80 and in the decision of the Board of Directors.

In the case of cancellation, in whole or in part, of the shares purchased, without capital reduction, the Board of Directors shall submit the issue for deliberation at a General Shareholders' Meeting.

                             Aracruz, June 3, 2005.

                                ISAC ROFFE ZAGURY
                           Investor Relations Officer